Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCEMENT REGARDING PROPOSED INSURANCE POLICY

Tel Aviv, Israel - November 21, 2006 - Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that the Company’s audit committee and board of directors approved on November 20, 2006 the coverage of the liability of Mr. Mordechay Zisser, the Company’s Executive Chairman of the Board of Directors who is also considered the indirect controlling shareholder of the Company, under the new insurance policy of the Company for the coverage of directors’ and officers’ liability, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, subject to the approval of this new insurance policy by the annual general meeting of shareholders of the Company.

The Company’s audit committee and board of directors determined that the coverage of Mr. Zisser’s liability under the new policy complies with the terms of Section 1B(5) of the aforementioned regulations for the following reasons: (a) the coverage of Mr. Zisser’s liability under the said policy is identical to the coverage of the liability of all other directors and officers of the Company under such policy; (b) the terms of the coverage of Mr. Zisser’s liability under the said policy is on market terms and; (c) the coverage of Mr. Zisser’s liability under the said insurance policy will not substantially affect the Company’s profitability, assets or liabilities.

The following is a short description of the main terms of the Company’s insurance policy:

The Company's insurance policy for the coverage of the liability of directors and officers of the Company, including as directors or officers of the Company’s subsidiaries, is for a one-year period beginning on October 31, 2006 and ending on October 31, 2007. This policy would cover a total liability of $40 million per occurrence during the duration of the policy, which represents the overall directors and officers liability policy covering the directors and officers of Europe-Israel (the parent company of the Company) and companies under its control, the liability of directors and officers of Europe-Israel and companies controlled by it, other than the Company and companies under its control, is limited to $10 million out of the aggregate coverage amount of $40 million. The premium paid by the Company with respect to this insurance policy was approximately $256,500 representing its share out of a total premium of approximately $285,000 paid for the overall policy for Europe-Israel and the companies controlled by it. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2006 and ending on October 31, 2007 without any retroactive limitation and subject to the terms of the policy.

Pursuant to Section 1(C) of the aforementioned regulations, one shareholder or more holding 1% of the Company’s issued share capital or voting rights may notify the Company of such shareholder’s objection to the approval of the coverage of Mr. Zisser’s liability under the said insurance policy in accordance with the aforementioned regulations, provided such objection was submitted to the Company no later than 14 days as of the date of this press release. If such objection is received at the Company within such 14-day period, the coverage of Mr. Zisser’s liability under the said policy will require shareholders’ approval by a special majority pursuant to the Israeli Companies Law of 1999.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com